FORM 6-K

SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

Report of Foreign Issuer

Pursuant to Rule 13a-16 or 15d-16 of
the Securities Exchange Act of 1934

For the month of February, 2015

Commission File Number: 001-12102

YPF Sociedad Anónima
(Exact name of registrant as specified in its charter)

Macacha Güemes 515
C1106BKK Buenos Aires, Argentina
(Address of principal executive office)

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F:

Form 20-F	X	Form 40-F

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1):
Yes	No	X

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7):
Yes	No	X

YPF Sociedad Anónima

TABLE OF CONTENTS

ITEM

   1             Translation of letter to the Buenos Aires Stock Exchange dated February 6, 2015

TRANSLATION

Autonomous City of Buenos Aires, February 6, 2015

To the
Bolsa de Comercio de Buenos Aires
(Buenos Aires Stock Exchange)

Re: General Ordinary Shareholders’ Meeting on 2/5/2015 - Summary

Dear Sirs:

The purpose of this letter is to comply with the requirements of Chapter V, Article 75 of the Buenos Aires Stock Exchange Regulations.

In that connection, I hereby inform you that on February 5, having complied with all of the applicable legal requirements, the General Ordinary Shareholders Meeting of YPF S.A., called at 12:00 PM at the corporate headquarters, was held, with 95.91% of YPF S.A.’s outstanding capital stock represented.

Below is a description of the resolutions adopted upon consideration of each of the matters on the agenda that were discussed, which resolutions were approved without taking abstentions into consideration.

1. Appointment of two Shareholders to sign the minutes of the Meeting.

The Shareholders’ meeting resolved by a majority of computable votes to designate the representatives of Fondo de Garantía de Sustentabilidad del Régimen Previsional Público de Reparto -ANSES- Law No. 26,425 and the Federal Government-Ministry of Economy and Public Finance for the Class “A” shares, to sign the minutes.

2.  Consideration of an increase in the amount of the Company's Global Medium Term Negotiable Obligations Program, which was approved by the National Securities Commission (Comisión Nacional de Valores) through Resolution  No. 15,896, dated June 5, 2008, and its respective extensions, in the amount of US$3,000,000,000, to reach an aggregate maximum nominal amount at any time outstanding under the Program of US$8,000,000,000.

The Shareholders’ meeting resolved by a majority of computable votes to approve the increase of the amount of the Company’s Global Medium Term Negotiable Obligations Program, which currently has a nominal maximum amount in circulation at any moment of US$5,000,000,000 or its equivalent in other currencies, by US$3,000,000,000, resulting in the total maximum nominal amount outstanding under the Program at any time becoming US$8,000,000,000 (eight thousand million United States dollars) or its equivalent in other currencies, or a lower amount as may be determined by the Board of Directors.

Yours faithfully,

Daniel González
Chief Financial Officer
YPF S.A.

SIGNATURE

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

YPF Sociedad Anónima
Date: February 9, 2015	By:	/s/ Daniel González
	Name: Title:	Daniel González Chief Financial Officer